FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2004

MIGENIX Inc.

(Translation of registrant's name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Second Quarter Financial Report dated December 15, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIGENIX Inc.

(Registrant)

By:/s/ James DeMesa

(Signature)

James DeMesa, President & CEO

Date: December 15, 2004

            |Q2 2005 Financial Report|

It has been another busy quarter for the team here at MIGENIX:

  We advanced MX-3253 for the treatment of chronic Hepatitis C Virus ("HCV") infections into a Phase IIa monotherapy study at six sites in Canada;

  We partnered MX-226 for the prevention of catheter-related infections with U.S. based specialty pharmaceutical company, Cadence Pharmaceuticals, Inc., in a deal valued at US$32 million (before double-digit royalties);

  We completed the acquisition of San Diego based MitoKor, which added a number of programs in degenerative diseases to our clinical and preclinical pipeline of infectious disease programs. The combined company now has corporate agreements with Pfizer, Wyeth, Cadence Pharmaceuticals and Spring Bank Technologies;

  Augmented our already strong Board of Directors with Alistair Duncan Jr., CA, Walter H. Moos, Ph.D., and W. Keith Schilit, Ph.D.

Regarding MX-594AN, our acne product, the licensing activity level has been high, but we have not yet partnered the program and do not expect it will be completed this calendar year. Since we are a company committed to doing what we say we are going to do, we are obviously disappointed we have not yet achieved this milestone in the timeframe we had targeted. Discussions with multiple parties continue and therefore we remain optimistic we will achieve a partnership for MX-594AN.

Enrollment and treatment has begun in our MX-3253 Phase IIa HCV clinical study. Tolerability, safety, and HCV viral loads at various time points during the study will be evaluated. The objective of this initial monotherapy study and a multi-drug combination study we intend to begin in 2005 is to provide the information needed to better understand MX-3253 and its effect on HCV in patients.  We expect to get results from the monotherapy portion of these studies in the second quarter of calendar 2005 and plan to start the Phase II combination study as soon as we have completed the preparatory work necessary to begin enrollment. In preclinical HCV models, MX-3253 has shown additive and synergistic effects with the "gold standard" products on the market (interferon and ribavirin).1

Cadence Pharmaceuticals (our partner on the MX-226 program) has submitted a Special Protocol Assessment (SPA) to the US FDA for a confirmatory Phase III clinical study of MX-226. Cadence expects to hear from the FDA on its SPA early in 2005 and to initiate the pivotal Phase III study in the first half of calendar 2005.

In August, we completed the acquisition of MitoKor, Inc. of San Diego.  This acquisition brings us a number of promising new technologies focused on degenerative diseases, the most advanced of which is MX-4509, a clinical program directed towards Alzheimer's Disease and other potential neurodegenerative indications, such as Parkinson's disease and Friedreich's ataxia (a potential orphan indication). MX-4509 is an orally-administered compound shown to have broad neuroprotective activity in pre-clinical models, protecting neurons from various toxic effects, stabilizing mitochondrial membranes and blocking cell death.  It has also exhibited antioxidant properties.  MX-4509 has completed a Phase I study and we are currently making preparations to advance this program into Phase II, which we expect can begin in the first half of calendar 2005.

During the quarter, we also identified a lead series of compounds in our pre-clinical non-nucleoside HCV program. Compounds in the lead series have been shown to inhibit the target enzyme, and are active in vitro against both the BVDV virus (the accepted surrogate model for HCV), and in a HCV replicon assay. This program is now advancing to the lead optimization phase.

While all these accomplishments are significant, we realize they must translate into increased shareholder value. In the spring of 2002, we announced our strategy for transforming and building MIGENIX. In that

1 Whitby et al., Action of celgosivir (6 O-butanoyl castanospermine) against the pestivirus BVDV: implications for the treatment of hepatitis C. Antiviral Chemistry & Chemotherapy, 2004, 15: 141-151

announcement we spelled out the long term-goals of the company and how we would achieve them. The MIGENIX team is committed to that long-term strategy and, therefore, we realize we have all had to be very patient as we have changed our company from the one niche technology previously associated with the company called Micrologix to the multi-program biotech company now known as MIGENIX.  We expect the results of our transformation to start paying off as we continue to execute our plan, achieve milestones and communicate the new MIGENIX story broadly throughout Canada, the United States, and Europe.

On behalf of the entire MIGENIX team, we thank you for your support and wish you a great holiday season and a Happy New Year.

"Jim DeMesa"

Jim DeMesa, MD, MBA

President & CEO

MIGENIX Inc.

December 10, 2004

MIGENIX Inc.

CONSOLIDATED BALANCE SHEETS

As at (Unaudited-in thousands of Canadian dollars)	October 31, 2004 $	April 30, 2004 $

ASSETS Current
Cash and cash equivalents	7,322	4,382
Short-term investments	11,894	17,336
Amounts receivable	133	73
Prepaid expenses and deposits	943	269
Total current assets	20,292	22,060
Long-term investments	1	1
Other assets (note 4)	-	463
Capital assets	1,311	1,358
Intangible assets (note 5)	7,899	2,178
	29,503	26,060

LIABILITIES AND SHAREHOLDERS' EQUITY Current
Accounts payable and accrued liabilities	3,723	2,944
Current portion of capital lease obligation (note 6)	60	58
Total current liabilities	3,783	3,002

Capital lease obligation (note 6)	38	68
Total liabilities	3,821	3,070
Shareholders' equity
Common shares (note 7[a][i])	115,060	108,517
Preferred shares (note 7[a][ii])	-	-
Contributed surplus	513	262
Deficit	(89,891)	(85,789)
Total shareholders' equity	25,682	22,990
	29,503	26,060

See accompanying notes

On behalf of the Board:

"Jim DeMesa"

"David Scott"

Director

Director

MIGENIX Inc.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited-in thousands of Canadian dollars except per share amounts)	Three months ended October 31,		Six months ended October 31,
	2004 $	(restated - note 3) 2003 $	2004 $	(restated - note 3) 2003 $
REVENUE Licensing (note 9[a]) Research and development collaboration	2,089 63	114 540	2,089 63	228 1,818
	2,152	654	2,152	2,046
EXPENSES Research and development General and corporate Amortization Write-down of intangible assets	1,742 1,063 266 -	3,040 820 165 164	3,933 1,974 420 -	6,531 1,773 353 164
	3,071	4,189	6,327	8,821
Operating loss for the period	(919)	(3,535)	(4,175)	(6,775)
Other income (expense) Interest income Foreign exchange loss	101 (146)	159 (136)	213 (140)	345 (236)
	(45)	23	73	109
Loss for the period Deficit, beginning of period	(964) (88,927)	(3,512) (76,724)	(4,102) (85,789)	(6,666) (73,570)
Deficit, end of period	(89,891)	(80,236)	(89,891)	(80,236)
Basic and diluted loss per common share (note 7[d])	(0.02)	(0.08)	(0.07)	(0.14)
Weighted average number of common shares outstanding (in thousands - note 7[d])	59,641	46,691	56,638	46,629

See accompanying notes

MIGENIX Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended October 31,		Six months ended October 31,
(Unaudited-in thousands of Canadian dollars)	2004 $	(restated - note 3) 2003 $	2004 $	(restated - note 3) 2003 $
OPERATING ACTIVITIES
Loss for the period	(964)	(3,512)	(4,102)	(6,666)
Items not affecting cash:
Amortization	266	165	420	353
Stock based compensation	155	39	251	186
Write-down of intangible assets	-	164	-	164
Gain on disposal of capital assets	(3)	-	(3)	(1)
Changes in non-cash working capital items relating to operating activities:
Accrued interest on short-term investments	(2)	(34)	101	12
Amounts receivable	13	586	36	1,678
Prepaid expenses and deposits	(57)	82	(86)	151
Accounts payable and accrued liabilities	393	(686)	779	(1,574)
Deferred revenue	(267)	(114)	-	(228)
Cash (used in) operating activities	(466)	(3,310)	(2,604)	(5,925)

FINANCING ACTIVITIES
Issuance of common shares, net of issue costs	543	75	543	75
Proceeds on exercise of stock options	-	-	1	2
Repayment of capital lease obligation	(14)	(13)	(28)	(22)
Cash provided by financing activities	529	62	516	55

INVESTING ACTIVITIES
Funds from short-term investments	6,499	6,490	14,701	12,956
Purchase of short-term investments	(3,406)	(4,439)	(9,360)	(10,844)
Other asset expenditures	(28)	-	(491)	-
Purchase of capital assets	(70)	(3)	(193)	(127)
Intangible asset expenditures	(186)	(106)	(286)	(387)
Acquisition of business, net of cash acquired (note 4)	635	-	635	-
Proceeds on disposal of capital assets	22	-	22	1
Cash provided by investing activities	3,466	1,942	5,028	1,599

Increase (decrease) in cash and cash equivalents	3,529	(1,306)	2,940	(4,271)
Cash and cash equivalents, beginning of period	3,793	3,207	4,382	6,172
Cash and cash equivalents, end of period	7,322	1,901	7,322	1,901

Supplemental cash flow information

Issuance of common shares for acquisition of a

business (note 4)

Issuance of preferred shares for acquisition of a

business (note 4)

Increase in capital lease obligation

	5,999 - -	- - -	5,999 - -	- - 176

See accompanying notes

MIGENIX Inc.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Six months ended October 31, 2004 (Unaudited-Canadian dollars)

1.

BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for interim financial statements.  The accounting policies used in the preparation of these unaudited interim consolidated financial statements are consistent with the Company's most recent annual audited consolidated financial statements for the year ended April 30, 2004.  These unaudited interim consolidated financial statements and notes do not include all disclosures required for annual financial statements and should be read in conjunction with the annual audited consolidated financial statements of the Company.

In the opinion of management, all adjustments (including reclassification and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows have been made.  Interim results are not necessarily indicative of results for a full year.

2.

SIGNIFICANT ACCOUNTING POLICIES

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, MIGENIX Corp., M&M Holdings Inc. and Micrologix Biotech (USA) Inc., incorporated under the laws of the State of Delaware, USA. Micrologix Biotech (USA) Inc. is inactive, M&M Holdings Inc. was incorporated April 1, 2004 to acquire MitoKor Inc. (note 4) and MIGENIX Corp. is the former MitoKor Inc. entity merged with the Company's former subsidiary, MBI Acquisition Corp. (note 4). Intercompany accounts and transactions have been eliminated on consolidation.

Foreign exchange

The accounts of the Company and its integrated foreign subsidiaries are translated using the temporal method of accounting for the translation of foreign currency amounts into Canadian dollars. Under this method, monetary assets and liabilities expressed in foreign currencies are translated at rates of exchange in effect at the balance sheet date. All other assets and liabilities are translated at the rates prevailing at the dates the assets were acquired or liabilities incurred. Revenue and expense items are translated at the average exchange rate during the period. Exchange gains and losses are included in the determination of loss for the period.

3.

CHANGE IN ACCOUNTING POLICY

Stock-based compensation

In accordance with the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, the Company adopted a change in its accounting for employee stock-based awards during the year ended April 30, 2004 and accordingly, compensation expense was recognized prospectively for stock-based awards made to executive officers, directors and employees beginning May 1, 2003. Prior to the adoption of this method, the Company had been disclosing in the notes to its financial statements the pro-forma effect of accounting for stock options awarded to executive officers, directors and employees under the fair value method. As this change was implemented in the fourth quarter of Fiscal 2004, the previously reported figures for the three and six months ended October 31, 2003 have been restated resulting in an increase of $10,000 in research and development expenses and an increase of $24,000 in general and corporate expenses for the three months ended October 31, 2003 ($59,000 and $113,000 respectively, for the six months ended October 31, 2003).  This increased the basic and diluted loss per common share for the three months ended October 31, 2003 to $(0.08) from $(0.07). There was no impact on the basic and diluted loss per common share for the six months ended October 31, 2003.

MIGENIX Inc.

4.

ACQUISITION OF MITOKOR, INC.

On August 31, 2004, the Company through its wholly owned subsidiary M&M Holdings Inc. acquired 100% of the issued and outstanding common and preferred shares of MitoKor, Inc ("MitoKor"). The acquisition was completed by way of an Agreement and Plan of Merger and Reorganization whereby MitoKor merged with, MBI Acquisition Corp., an indirect wholly owned subsidiary of the Company.

MitoKor was a private biotechnology company focused on the research and development of drugs for the treatment of major medical conditions related to mitochondrial dysfunction. Mitochondria are present in nearly all animal and plant cells and are essential to human life. Mitochondrial dysfunction is a significant contributing factor to over 75 diseases.

MitoKor's most advanced program MITO-4509 (now designated MX-4509), is an orally-administered drug candidate which has demonstrated activity in animal models of Alzheimer's disease and other neurodegenerative conditions, and was well tolerated in a Phase I clinical trial. MitoKor's pre-clinical programs include opportunities in arthritis, Friedreich's ataxia, retinitis pigmentosa, glaucoma, stroke/ischemia reperfusion injury and obesity. Additionally MitoKor has license agreements with Pfizer (note 9[b]) and Wyeth (note 9[c]).

Total consideration paid by the Company to acquire MitoKor was approximately $6,900,000 comprised of the following:

$(000's)
Cash	33
Common shares (note 7[a][i])	5,999
Preferred shares (see below)	-
Transaction costs	868
Total purchase consideration	6,900

As part of the consideration the Company issued 4,000,000 Series E preferred shares which represent up to US$4,000,000 in potential future milestone payments related to the MitoKor technologies over the 36 month period ending August 31, 2007 (as specified in the merger agreement).  The Series E preferred shares have been recorded at their aggregate redemption value of US$1 (note 7[a][ii]).  Upon the achievement of any of the milestones the corresponding number of Series E preferred shares for such milestone will at the Company's option convert into common shares and/or be redeemed for cash.

Additionally, the Company assumed MitoKor preferred warrants that if exercised by the warrant holders would result in the Company issuing approximately 128,862 common shares and potentially having to pay an additional US$88,659 in milestone payments (note 7[c][ii]). The estimated fair value of the assumed warrants is nominal and no value has been included in the purchase consideration in respect of them.

Transaction costs (as above) include costs previously recorded as other assets on the balance sheet prior to the completion of the acquisition.

MIGENIX Inc.

The purchase price was allocated based on the fair value of the tangible and intangible assets and liabilities acquired as at August 31, 2004, resulting in the following allocation:

$(000's)
Assets acquired:
Cash	935
Amounts receivable	97
Prepaid expenses	588
Other non-current assets	109
Capital assets	23
Intangible assets (Acquired technology)	5,792
Total assets acquired	7,544

Less: liabilities assumed
Current liabilities	(644)

Net assets acquired	6,900

The transaction has been accounted for using the purchase method of accounting for business combinations. These consolidated financial statements include MitoKor's results of operations for the period September 1, 2004 through October 31, 2004.

On September 24, 2004 MitoKor changed its name to MIGENIX Corp.

5.

INTANGIBLE ASSETS

		Accumulated	Net Book
	Cost	Amortization	Value
	$ (000's)	$ (000's)	$ (000's)

October 31, 2004
Acquired technology (note 4)	6,914	321	6,593
Technology licenses	798	600	198
Patents	1,494	388	1,106
Trademarks	2	-	2
	9,208	1,309	7,899

April 30, 2004
Acquired technology	1,123	168	955
Technology licenses	798	577	221
Patents	1,300	318	982
Trademarks	28	8	20
	3,249	1,071	2,178

MIGENIX Inc.

6.

CAPITAL LEASE OBLIGATION

During the year ended April 30, 2004, the Company entered into a lease agreement expiring June 30, 2006, relating to lab equipment for which the future minimum lease payments at October 31, 2004 are as follows:

Amount $ (000's)
Fiscal Years Ending April 30
2005	33
2006	66
2007	5
Total future minimum lease payments	104
Less: Amount representing interest	6
Present value of minimum lease payments	98
Current portion of capital lease obligation	60
Long term portion of capital lease obligation	38

7.

SHARE CAPITAL

[a] Issued and outstanding

[i] Common shares

	Number of Shares (000's)	Amount $ (000's)

Balance, April 30, 2004	54,82	108,517
Issued pursuant to acquisition of a business (note 4)	5,389	5,999
Issued pursuant to license agreement (note 9[a])	617	543
Issued for cash pursuant to exercise of stock options	1	1
Balance, October 31, 2004	60,828	115,060

On September 8, 2004 the Company obtained shareholder approval to eliminate the maximum number of common shares which the Company is authorized to issue.

[ii] Preferred shares

	Number of Shares (000's)	Amount $ (000's)
Series A	350	－
Series B	1,000	－
Series C	5,250	－
Series D	4,000	－
Balance, April 30, 2004 and July 31, 2004	10,600	－
Series E issued pursuant to acquisition of a business (note 4)	4,000	－
Balance, October 31, 2004	14,600	－

MIGENIX Inc.

On September 8, 2004 the Company obtained shareholder approval to eliminate the maximum number of preferred shares which the Company is authorized to issue.

[b] Stock options

[i]

Stock option transactions and the number of stock options outstanding with respect to both the 1996 and 2000 Stock Option Plans are summarized as follows:

	Number of Common Shares (000's)	Weighted Average Exercise Price $

Balance, April 30, 2004	3,895	1.57
Options granted	364	1.13
Options exercised	(1)	(0.89)
Options forfeited/expired	(82)	(3.18)
Balance, October 31, 2004	4,176	1.50

The stock options expire at various dates between November 28, 2004 and August 31, 2012.

[ii]

The following table summarizes information about options outstanding with respect to both the 1996 and 2000 Stock Option Plans at October 31, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices $	Outstanding (000's)	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)	Exercisable (000's)	Weighted Average Exercise Price $

0.55-0.71	113	0.63	5.4	78	0.62
0.72-1.07	1,989	0.90	5.9	1,160	0.86
1.08-1.59	1,324	1.50	5.5	1,090	1.56
1.60-2.30	369	1.84	5.5	240	1.85
2.31-3.40	97	2.97	3.4	97	2.97
3.41-5.37	175	4.57	1.7	172	4.56
5.38-8.00	109	5.92	3.3	104	5.91
	4,176	1.50	5.4	2,941	1.66

[iii]

Stock-based Compensation Expense

The Company recorded stock based compensation expense of $155,000 and $251,000, respectively for the three and six months ended October 31, 2004 ($39,000 and $186,000, respectively for the three and six months ended October 31, 2003) relating to stock options granted to executive officers, directors, and employees since May 1, 2003 (note 2) and to consultants since May 1, 2002. This expense has been allocated on the same basis as cash compensation resulting in $103,000 (2003 - $65,000) being allocated to research and development and $148,000 (2003 - $121,000) being allocated to general and corporate for the six months ended October 31, 2004. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

MIGENIX Inc.

	Three months ended October 31,	Six months ended October 31,	Three and six months ended October 31,
	2004	2004	2003
Annualized volatility	81.1%	81.8%	91.6%
Risk-free interest rate	3.6%	3.5%	3.4%
Expected life of options in years	5.0	5.0	5.0
Dividend yield	0.0%	0.0%	0.0%

The weighted average fair value of stock options granted during the three months ended October 31, 2004 was $0.56 (2003 - $0.39) and was $0.76 for the six months ended October 31, 2004 (2003 - $1.11).The estimated fair value of stock options is amortized to expense over the vesting period of the stock options.

The Black-Scholes pricing model was developed for use in estimating the fair value of trade options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly variable assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the input assumptions can materially affect the fair value estimate, the Black-Scholes model does not necessarily provide a reliable single measure of the fair value of the Company's stock options.

[iv]

Pro-forma Information - Stock-based Compensation

Pro-forma disclosure is required to reflect the impact on the Company had it elected to adopt the fair value method of accounting for options granted to executive officers, directors and employees effective May 1, 2002. If the computed fair values of stock options granted May 1, 2002 to April 30, 2003 had been amortized to expense over their vesting periods, the loss and loss per common share would have been:

	Three months ended October 31,		Six months ended October 31,
(thousands, except per share amounts)	2004	2003	2004	2003
		(restated-note 3)		(restated-note 3)
Loss for the period as reported	(964)	(3,512)	(4,102)	(6,666)
Compensation charge related to stock options granted to executive officers, directors and employees during the period May 1, 2002 to April 30, 2003	(26)	(26)	(52)	(52)
Proforma loss for the period	(990)	(3,538)	(4,154)	(6,718)

Proforma basic and diluted loss per common share	(0.02)	(0.08)	(0.07)	(0.14)

MIGENIX Inc.

[c] Warrants

As at October 31, 2004, the Company had warrants outstanding for the purchase of 5,980,526 (April 30, 2004: 5,851,664) common shares as follows:

[i] 5,851,664 (April 30, 2004: 5,851,664) common shares at a weighted average exercise price per common share of $1.56 (range of $1.25 to $3.00), expiring between December 5, 2005 and December 3, 2007, of which warrants for the purchase of 1,970,414 common shares have an exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares; and

[ii] 128,862 (April 30, 2004: nil) common shares at a weighted average net exercise price per common share of US$13.53 (range of US$13.21 to US$17.75), expiring between June 21, 2006 and June 22, 2011. These warrants were assumed as part of the acquisition of MitoKor and if exercised and the maximum milestone payments associated with the Series E Preferred shares (note 4) are achieved could result in the payment to the warrant holders of US$88,659 in milestone payments, payable at the Company's option, in cash and/or common shares.

 [d] Loss per common share

	Three months ended October 31,		Six months ended October 31,
(thousands, except per share amounts)	2004	2003	2004	2003
Numerator: Loss for the period	(964)	(restated-note 3) (3,512)	(4,102)	(restated-note 3) (6,666)
Denominator: Weighted average number of common shares outstanding including escrowed shares Less: weighted average number of escrowed shares outstanding	60,828 (1,187)	47,878 (1,187)	57,825 (1,187)	47,816 (1,187)
Weighted average number of common shares outstanding	59,641	46,691	56,638	46,629

Basic and diluted loss per common share	(0.02)	(0.08)	(0.07)	(0.14)

8.

SEGMENTED INFORMATION

The Company operates primarily in one business segment with operations located in Canada and the United States. During the three and six months ended October 31, 2004 100% (2003: 100%) of the Company's revenue was derived from licensees in the United States with 97% (2003: nil) derived from one licensee (note 9[a]).

MIGENIX Inc.

9.

COLLABORATIVE DEVELOPMENT, LICENCING AND ROYALTY AGREEMENTS

[a] Cadence Pharmaceuticals Inc ("Cadence"; formerly Strata Pharmaceuticals Inc)

Further to the exclusive negotiation period entered into on June 3, 2004, the Company and Cadence on August 2, 2004 entered into a collaboration and license agreement for the North American and European rights to the Company's product candidate for the prevention of catheter-related infections.  Pursuant to the terms of the agreement the Company received: (i) an up-front fee of $1,979,000 (US$1,500,000) of which $267,000 (US$200,000) was received during the three months ended July 31, 2004 as a non-refundable exclusivity fee; and (ii) an equity investment of $665,000 (US$500,000) priced at a premium to market. As part of the agreement, the Company is also entitled to receive development and commercialization milestone payments up to US$30,000,000 and a double-digit royalty on net sales of the product (a portion of certain manufacturing development costs incurred by Cadence up to US$2,000,000 are to be deducted from royalties). In addition, Cadence is responsible for and will fund the clinical, regulatory, and commercialization costs related to the product candidate and will assume responsibility for manufacturing. The agreement also provides for a Joint Management Development Committee with representatives from both the Company and Cadence.

As the Company will have limited involvement in the ongoing development of the product the licensing fee of $1,979,000 (inclusive of the exclusivity fee) and the $110,000 premium on the equity investment have been recognized as licensing revenue during the three months ended October 31, 2004. The exclusivity fee of $267,000 had previously been recorded as deferred revenue at July 31/04.

On August 2, 2004, the Company issued 617,284 common shares to Cadence pursuant to the equity investment (note 7[a][i]).

[b] Pfizer Inc

In November 1998, MitoKor (note 4) entered into a collaborative research and development agreement with Pfizer to discover and develop molecules that affect selected mitochondrial targets, focusing on the treatment and prevention of neurodegenerative disease.  Under the terms of the agreement, Pfizer funded research performed by MitoKor for a specific number of full time researchers through May 2002.  Concurrent with the research and development agreement, MitoKor also entered into a license and royalty agreement with Pfizer pursuant to which MitoKor granted Pfizer an exclusive license to sell certain products developed in connection with the collaborative research and development agreement in exchange for event-based milestone and royalty payments specified in the license and royalty agreement.  To date, no milestone payments or royalty income has been received associated with the agreement.

[c] Wyeth

MitoKor (note 4) is a party to a license agreement with Wyeth. Under the agreement, Wyeth holds an exclusive, worldwide license, as well as options to obtain a license under certain of the Company's patents to develop certain estrogens and estrogen-like compounds for the treatment of human neurodegenerative disease, including Alzheimer's disease and certain other dementias. Wyeth has funded a Phase III clinical trial evaluating the use of estrogens to delay the onset and slow the progression of Alzheimer's disease and certain other dementias in post-menopausal women. Wyeth paid an up-front license fee upon execution of the agreement. In addition, the agreement provides for option exercise fees, preclinical and clinical milestone payments and royalty and other payments following the commercial approval of any products developed and launched by Wyeth under this agreement. Wyeth is obligated to use commercially reasonable efforts to develop and commercialize one or more products under this agreement. Wyeth retains the right to terminate this agreement on a product-by-product basis. Written notice requirements are either 90 days or 360 days depending on the country and the status of Wyeth's product marketing efforts. If the agreement is so terminated by Wyeth, the licensed patent rights revert to us. To date, no milestone payments or royalty income has been received associated with the agreement.

MIGENIX Inc.

10.

RELATED PARTY TRANSACTIONS

All transactions with related parties are recorded at their exchange amounts and accounts payable are subject to normal trade terms.  During the three and six months ended October 31, 2004, the Company incurred legal fees of approximately $156,000 and $390,000 respectively [$75,000 and $162,000, respectively for the three and six months ended October 31, 2003] inclusive of sales taxes, payable to a law firm where the Secretary of the Company is a partner. Included in accounts payable and accrued liabilities at October 31, 2004, is approximately $390,000 [2003 - $102,000] owed to this law firm.

11.

NAME CHANGE

On September 9, 2004 the Company changed its name from Micrologix Biotech Inc. to MIGENIX Inc.

12.

SUBSEQUENT EVENTS

On November 30, 2004 the Company issued 152,052 common shares in payment of $155,201 in transaction fees incurred on the acquisition of MitoKor (note 4). At October 31, 2004 these fees were included in accounts payable and accrued liabilities.

MIGENIX Inc.

Managements Discussion & Analysis of Financial Condition and Results of Operations

Second Quarter Ended October 31, 2004

The following should be read in conjunction with the audited consolidated financial statements and management's discussion & analysis of financial condition and results of operations for the year ended April 30, 2004; and the interim unaudited consolidated financial statements for three and six months ended October 31, 2004, including the related notes therein. All amounts unless indicated otherwise are expressed in Canadian dollars. The discussion and analysis contained in this Management Discussion & Analysis is as of December 14, 2004. Additional information on the Company including the Company's Annual Information Form is available on SEDAR at www.sedar.com.

NAME and TRADING SYMBOL CHANGES

On September 9, 2004, the Company changed its name to MIGENIX Inc. having obtained shareholder approval for the change. The Company's common shares now trade under the symbol "MGI" (previously "MBI") on the Toronto Stock Exchange and "MGIFF" (previously "MGIXF") in the over the counter market in the United States.

DEVELOPMENT PROGRAMS

MX-226: Prevention of Catheter-Related Infections

On August 2, 2004 MIGENIX entered into a Collaboration and License Agreement for the development and commercialization of MX-226 with Cadence Pharmaceuticals, Inc., ("Cadence"; formerly Strata Pharmaceuticals Inc.) a private, hospital-focused specialty pharmaceutical company based in San Diego. Under the terms of the agreement Cadence have the exclusive rights to market and sell MX-226 in North America and Europe. Consideration to MIGENIX in exchange for these rights is as follows:

  $2.6 million in up-front payments, consisting of a $2.0 million (US$1.5 million) license fee and a $0.6 million (US$0.5 million) equity investment in MIGENIX common shares at $1.08 per common share including a premium to market. See "RESULTS OF OPERATIONS - Revenues" for accounting treatment of these up-front payments.

  up to US$30 million in development and commercialization milestone payments; and

  a double-digit royalty on net sales

In addition, Cadence will fund the clinical, regulatory, and commercialization costs related to MX-226 and will assume responsibility for manufacturing. MIGENIX and Cadence have formed a Joint Development Management Committee to oversee the development of MX-226.

Based on meetings with the US Food and Drug Administration ("FDA") regarding the MX-226 regulatory path, there were several options available for advancing the MX-226 program toward a New Drug Application ("NDA") for marketing approval. Although one option included the submission of an NDA, the FDA encouraged MIGENIX to complete a confirmatory Phase III trial. Cadence has submitted a request for a Special Protocol Assessment ("SPA") to the FDA for such a confirmatory Phase III human clinical study, using, as the primary endpoint, prevention of local catheter site infections, which achieved statistical significance in a Phase III study completed in July 2003 and is considered a precursor to catheter colonization (which also was reduced by a statistically significant amount in the previous Phase III study) and catheter-related bloodstream infections. An SPA is a process that provides for an official FDA evaluation of Phase III clinical study protocols. The SPA provides trial sponsors with a written agreement that the design and analysis of the studies are adequate to support a license application submission (such as an New Drug Application) if the study is performed according to the SPA and the results are successful. As always, though, there can be no assurance that this will guarantee approval of the product but it does make the process more predictable. Cadence is targeting initiation of the pivotal Phase III study in the first half of calendar 2005.  Although a more challenging path, the opportunity to submit an NDA for catheter-related bloodstream infections based on data from the Phase III study completed in July 2003 remains available. Cadence is not currently pursuing this option.

MX-594AN: Treatment of Acne

In order to meet the objective of advancing the MX-594AN program while prudently managing the Company's cash resources MIGENIX is pursuing a co-development and commercialization partner for the further development of MX-594AN. Discussions, negotiations, and due diligence activities with potential partners are ongoing. The Company will not enter into a license agreement before the end of calendar 2004 as targeted. Furthermore it is not known whether a license agreement can be completed under terms acceptable to the Company (see "RISKS and UNCERTAINITIES"). The Company is delaying certain MX-594AN development work until a partner is secured, as decisions about the program are best made with the input of the partner.

MX-3253: Treatment of Chronic Hepatitis C virus ("HCV") Infections

On September 7, 2004 the Company received a Letter of Authorization from Health Canada to begin a Phase II human clinical study with MX-3253. This study is an open-label, randomized, dose-response, 12-week monotherapy study being conducted at up to 6 sites in Canada and is targeting to enroll approximately 60 treatment naïve or interferon-intolerant HCV patients divided into three dosage groups. The primary endpoint of the study is the reduction in HCV viral loads at various time points during the study and at 12 weeks. The study will also assess the safety of MX-3253 in HCV patients. Enrolment in the study started in late October and the Company is targeting to have results from the study in the second quarter of calendar 2005. The Company is also preparing to initiate a Phase II combination therapy human efficacy study with MX-3253 and currently available HCV products

MIGENIX Inc.

Management's Discussion & Analysis of Financial Condition and Results of Operations

Second Quarter Ended October 31, 2004

(interferon and ribavirin) since it is expected by most experts that HCV therapy will continue to be a multi-drug combination approach.  MX-3253 has shown additive and synergistic effects when combined with currently available HCV products (interferon and ribavirin) in non-clinical studies.

MX-4509: Treatment of Alzheimer's Disease

MX-4509 is an orally-administered drug candidate which was acquired as part of the acquisition of MitoKor (see "BUILDING THE PRODUCT PIPELINE" below). MX-4509 was well tolerated in a Phase I clinical trial and has demonstrated activity in animal models of Alzheimer's disease and other models of neuroprotection. Clinical protocol design and manufacturing activities are underway to advance MX-4509 into Phase II clinical development.

Other Research and Development Programs

Activities in the MX-2401 program (an intravenous drug candidate being developed for the treatment of serious, hospital-acquired Gram-positive infections) have focused on manufacturing process development in preparation for the GLP non-clinical studies required to initiate clinical development. As a result of its program prioritization process the Company, during the quarter, has delayed certain MX-2401 development work in order to focus resources on more advanced programs (MX-3253 and MX-4509). The Company is pursuing several opportunities that would provide funding for this program.

Lead identification and optimization work in the Company's pre-clinical non-nucleoside HCV program has resulted in the identification of a lead series of compounds. Compounds in the lead series have been shown to inhibit the target enzyme, do not indiscriminately bind to RNA, and are active in vitro in both the BVDV virus and HCV replicon assays.

Work in the Company's other preclinical programs, including the programs acquired as part of the MitoKor acquisition, are focused on advancing existing compounds into in vivo models of efficacy and pharmacology. Several of these programs are proceeding with minimal internal resources through testing services funded by third parties such as NIH and the Foundation for Fighting Blindness, as well as by an external service provider providing chemistry services that were part of the MitoKor assets acquired.

BUILDING THE PRODUCT PIPELINE

As part of the long-term strategy to build value, the Company on an ongoing basis investigates in-licensing and/or acquisition opportunities to expand its product pipeline with solid technology and promising product opportunities. Since May 2002, five in-licensing and acquisition transactions have been completed including the August 31, 2004, acquisition of San Diego based MitoKor, Inc. On September 24, 2004 the Company changed the name of MitoKor to MIGENIX Corp. ("MIGENIX SD")

The Company pursuant to an April 15, 2004 definitive agreement completed the acquisition of MIGENIX SD by way of an Agreement and Plan of Merger and Reorganization whereby MIGENIX SD merged with, MBI Acquisition Corp., an indirect wholly owned subsidiary of the Company.

MIGENIX SD was a private biotechnology company focused on the research and development of drugs for the treatment of major medical conditions related to mitochondrial dysfunction. The most advanced program in the MIGENIX SD portfolio is MX-4509 (see "MX-4509: Treatment of Alzheimer's Disease" above). MIGENIX SD's pre-clinical programs include opportunities in arthritis, Friedreich's ataxia, Parkinson's Disease, retinitis pigmentosa, glaucoma, stroke/ischemia reperfusion injury, and obesity. Adding MIGENIX SD's clinical and preclinical product candidates for neurological, metabolic, and degenerative diseases broadens the Company's therapeutic focus and increases the commercial opportunities available to MIGENIX. The acquisition of MIGENIX SD also brings license agreements with Pfizer and Wyeth.

Total consideration paid by the Company to acquire MIGENIX SD was approximately $6.9 million consisting of:

  5,388,691 common shares as upfront consideration valued at approximately $6 million;

  4,000,000 Series E convertible redeemable preferred shares for up to US$4 million in potential future milestones upon the achievement of certain product development or other milestones related to the MIGENIX SD portfolio (see "LIQUIDITY AND CAPITAL RESOURCES"). The Series E preferred shares were recorded at their aggregate redemption value of US$1;

  $0.9 million of transaction related costs; and

  a US$25,000 cash payment.

The $6.9 million purchase consideration has been allocated based on the fair value of the tangible assets, intangible assets and liabilities acquired as at August 31, 2004, resulting in approximately: $5.8 million in intangible assets, $1 million in net working capital, and $0.1 million in other non-current assets.

Additionally as part of the transaction MIGENIX assumed warrants for the purchase of 128,862 common shares with a weighted average exercise price of US$13.53 with expiry dates through June 22, 2011. The estimated fair value of the assumed warrants is nominal and no value has been included in the purchase consideration in respect of them.

MIGENIX Inc.

Management's Discussion & Analysis of Financial Condition and Results of Operations

Second Quarter Ended October 31, 2004

CRITICAL ACCOUNTING POLICIES

The Company's critical accounting policies are disclosed in the Company's 2004 Annual Report in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and the annual audited consolidated financial statements.

SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

The following table provides summary financial data for our last eight quarters:

	Three months ended,
(Expressed in thousands, except per share amounts)	October 31, 2004 ("Q2/05")	July 31, 2004 ("Q1/05")	April 30, 2004 ("Q4/04")	January 31, 2004 ("Q3/04") (1)

Revenue	$2,152	$ -	$ -	$926
Operating Loss	$(919)	$(3,256)	$ (3,954)	$(1,871)
Net Loss	$(964)	$(3,138)	$ (3,816)	$(1,737)
Basic and diluted loss per common share	$(0.02)	$(0.06)	$ (0.07)	$(0.04)
Weighted average number of common shares outstanding	59,641	53,635	51,384	46,691
	Three months ended,
	October 31, 2003 ("Q2/04") (1)	July 31, 2003 ("Q1/04") (1)	April 30, 2003 ("Q4/03")	January 31, 2003 ("Q3/03")

Revenue	$654	$1,392	$ 1,842	$2,727
Operating Loss	$(3,535)	$(3,240)	$ (4,324)	$(4,034)
Net Loss	$(3,512)	$(3,154)	$ (4,406)	$(3,972)
Basic and diluted loss per common share	$(0.08)	$(0.07)	$ (0.10)	$(0.09)
Weighted average number of common shares outstanding	46,691	46,566	46,312	43,569

(1) The Operating Loss, Net Loss and Basic and diluted loss per common share figures for Q1/04, Q2/04 and Q3/04 have been adjusted from those previously reported to reflect the Company's adoption in April 2004 (effective May 1, 2003) of the amendments to the recommendations of the CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments.

The primary factors affecting the magnitude of the Company's operating losses and net losses have been research and development expenses (particularly clinical program development costs) not funded by a partner, licensing revenues, and write-downs in intangible assets. The operating loss and net loss in Q2/05 is significantly lower than previous quarters as a result of $2.1 million in licensing revenue from the collaboration and license agreement with Cadence entered into during Q2/05 (see "Revenues" below). The operating loss and net loss in Q3/04 were significantly lower than previous quarters as a result of $0.8 million in previously deferred revenue being recorded as licensing revenue following the termination of the MX-226 license Agreement with Fujisawa Healthcare in January 2004, the completion of the MX-594AN Phase IIb trial in Q2/04 (not funded by a partner) and no active clinical trials. The operating loss and net loss in Q4/03, Q2/04 and Q4/04 include intangible asset write-downs of approximately, $0.7 million, $0.2 million and $0.9 million, respectively.

RESULTS OF OPERATIONS

Overview

The loss for the three months ended October 31, 2004 ("Q2/05") was $1.0 million ($0.02 per common share) compared with a loss of $3.5 million ($0.08 per common share) for the same period last year ("Q2/04") and a loss of $3.1 million ($0.06 per common share) for the three months ended July 31, 2004 ("Q1/05").  The loss for the six months ended October 31, 2004 ("YTD Fiscal 2005") was $4.1 million ($0.07 per common share) as compared to $6.7 million ($0.14 per common share) for the same period last year ("YTD Fiscal 2004"). The decrease in the loss in Q2/05 compared to Q2/04 and Q1/05 is principally attributable to the MX-226 licensing revenue from the August 2004 collaboration and license agreement with Cadence (see "Revenues" below) and lower clinical development costs (see "Research and Development Expenses" below). The Q2/05 loss includes $0.6 million attributable to the MIGENIX SD operations and programs acquired on August 31, 2004 (see "BUILDING THE PRODUCT PIPELINE"). MIGENIX has been unprofitable since its formation and has incurred a cumulative deficit of $89.9 million to October 31, 2004.

Revenues

Licensing revenues for Q2/05 were $2.1 million ($0.1 million for Q2/04; $nil for Q1/05) and were $2.1 million for YTD Fiscal 2005 ($0.2 million for YTD Fiscal 2004).  The Q2/05 licensing revenues are pursuant to the collaboration and license agreement with Cadence (see "MX-226: Prevention of Catheter-Related Infections").  The $2.1 million includes $0.3 million recorded as deferred revenue in Q1/05 and a $0.1 million premium on the equity investment made by Cadence.

Research and development collaboration revenues for Q2/05 were $0.1 million ($0.5 million for Q2/04; $nil for Q1/05) and were $0.1 million for YTD Fiscal 2005 ($1.8 million for YTD Fiscal 2004).  Research and development collaboration revenues for Q2/04 and for YTD Fiscal 2004 were principally pursuant to the MX-226 license agreement with Fujisawa Healthcare which ended in January 2004.

Research and Development Expenses

Research and development expenses were $1.7 million in Q2/05 ($3.0 million in Q2/04; $2.2 million in Q1/05) and were $3.9 million for YTD Fiscal 2005 ($6.5 million for YTD Fiscal 2004).  Research and development costs include: (1) clinical development program costs; (2) personnel costs; and (3) other costs.

Clinical development program costs were $0.4 million or 24% of research and development expenses in Q2/05 ($1.6 million or 53% in Q2/04; $0.2 million or 9% in Q1/05) and were $0.5 million or 13% of research and development expenses for YTD Fiscal 2005 ($3.4 million or 52% for YTD Fiscal 2004).  The decrease in clinical program development costs for YTD Fiscal 2005 compared with YTD Fiscal 2004 is due to a decrease in clinical program development costs for the MX-226 program (Phase III trial completed in Q1/04; and Cadence is now responsible for the development of MX-226 in North America and Europe) and the MX-594AN program (Phase IIb trial completed in Q2/04).  Total clinical development costs for MX-226 were $nil for YTD Fiscal 2005 compared with $1.6 million for YTD Fiscal 2004 (see "MX-226: Prevention of Catheter-Related Infections").  Total clinical development costs for MBI-594AN were $0.1 million for YTD Fiscal 2005 compared with $1.5 million for YTD Fiscal 2004 (see "MX-594AN: Treatment of Acne").  The YTD Fiscal 2005 decrease was partially offset by $0.2 million of costs in the MX-3253 program (Phase II monotherapy trial started in Q2/05; see "MX-3253: Treatment of Chronic HCV Infections") and $0.1million in the MX-4509 program (see "MX-4509: Treatment of Alzheimer's Disease").

Personnel costs were $0.9 million or 53% of research and development expenses in Q2/05 ($0.9 million or 30% in Q2/04; $0.8 million or 36% in Q1/05) and were $1.6 million or 41% of research and development expenses for YTD Fiscal 2005 ($1.8 million or 28% for YTD Fiscal 2004).

Other research and development expenses including non-clinical programs were $0.4 million or 24% of research and development expenses in Q2/05 ($0.5 million or 17% in Q2/04; $1.2 million or 55% in Q1/05) and were $1.8 million or 46% of research and development expenses for YTD Fiscal 2005 ($1.2 million or 18% for YTD Fiscal 2004). The decrease in Q2/05 as compared to Q1/05 is due to decreased manufacturing process development activities in the MX-2401 program during Q2/05 (see "Other Research and Development Programs" above).

General and Corporate Expenses

General and corporate expenses for Q2/05 were $1.1 million ($0.8 million in Q2/04; $0.9 million in Q1/05) and were $2.0 million for YTD Fiscal 2005 ($1.8 million for YTD Fiscal 2004).  Personnel costs were $0.6 million or 55% of general and corporate expenses in Q2/05 ($0.5 million or 63% in Q2/04; $0.6 million or 67% in Q1/05) and were $1.2 million or 60% of general and corporate expenses for YTD Fiscal 2005 ($1.2 million or 67% for YTD Fiscal 2004).

Capital Asset Expenditures and Amortization

Expenditures in Q2/05 for capital assets were $0.1 million ($nil in Q2/04) bringing YTD Fiscal 2005 capital asset expenditures to $0.2 million ($0.3 million for YTD Fiscal 2004 including $0.2 million in capital assets acquired through a capital lease). Amortization expense for Q2/05 is $0.1 million (Q2/04: $0.1 million; Q1/05: $0.1 million) bringing YTD Fiscal 2005 amortization to $0.2 million ($0.2 million for YTD Fiscal 2004).

Intangible Asset Expenditures, Write-Downs and Amortization

Expenditures in Q2/05 for intangible assets were $0.2 million ($0.1 million for Q2/04) excluding the $5.8 million in intangible assets acquired on the acquisition of MIGENIX SD (see "BUILDING THE PRODUCT PIPELINE"). YTD Fiscal 2005 intangible asset expenditures are $0.3 million ($0.4 million for YTD Fiscal 2004) excluding the MIGENIX SD acquisition. Amortization expense for Q2/05 is $0.2 million (Q2/04: $0.1 million; Q1/05: $0.1 million) inclusive of $0.1 million amortization of the MIGENIX SD programs bringing YTD Fiscal 2005 amortization to $0.2 million ($0.2 million for YTD Fiscal 2004). There were no write-downs of intangible assets during Q2/05 (Q2/04: $0.2 million; Q1/05: $nil).

Other Income and Expenses

Interest income during YTD Fiscal 2005 was $0.2 million compared to $0.3 million during YTD Fiscal 2004.  The decrease for YTD Fiscal 2005 is primarily due to lower average interest rates during the period. The Company had a foreign exchange loss of $0.1 million during YTD Fiscal 2005 ($0.2 million during YTD Fiscal 2004) as a result of the impact of the declining value of the U.S. dollar as compared to the Canadian dollar on the Company's U.S. dollar denominated monetary assets.

LIQUIDITY AND CAPITAL RESOURCES

At October 31, 2004, MIGENIX had cash, cash equivalents and short-term investments of $19.2 million (July 31/04: $18.8 million; April 30/04: $21.7 million) and net working capital of $16.5 million (July 31/04; $15.8 million; April 30, 2004: $19.1 million).  The decrease in net working capital from April 30, 2004 is primarily attributable to the YTD Fiscal 2005 loss of $3.4 million (excluding non-cash amortization and stock-based compensation) which was partially offset by the Cadence equity investment ($0.5 million) and the acquisition of MIGENIX SD ($0.6 million).

MIGENIX has financed its operations primarily through the sale of equity securities and through October 31, 2004, the Company has raised approximately $107 million in net proceeds. Licensing and collaboration revenues have also been an important source of funding for the Company. As part of the collaboration and license agreement with Cadence the Company received $2.1 million in licensing revenue (see "Revenues"). MIGENIX reviews its funding options on a regular basis and intends to seek additional equity and non-equity funding as required.

The Company uses redeemable/convertible preferred shares to facilitate the acquisition and in-licensing of new technologies and drug candidates including the MIGENIX SD acquisition completed in August 2004 (See "BUILDING THE PRODUCT PIPELINE"; and "OUTSTANDING SHARE DATA").  The preferred shares provide the Company with a vehicle to structure acquisitions and in-licensing transactions so as to lower the immediate cash cost to the Company, to pay consideration in the future in cash and/or common shares (at the Company's option) based on the achievement of pre-determined product development milestones and to price any common shares issued upon conversion of the preferred shares at the time the milestones are achieved. MIGENIX anticipates that it will continue to use preferred shares in this manner in the future.

In addition to the milestone payments associated with the Company's preferred shares the Company may in the future pursuant to license and acquisition agreements have to pay the following in respect of the lipopeptide, polyene, oligonucleotide and celgosivir programs: (i) up to additional US$3 million cash if certain drug development milestones are achieved; and (ii) royalties on product sales and/or sub-licensing revenues.

OUTSTANDING SHARE DATA

As at December 14, 2004, there are:

  60,980,928 (October 31, 2004: 60,828,376; April 30, 2004: 54,820,901) common shares outstanding;

  14,600,000 (October 31, 2004: 14,600,000; April 30, 2004: 10,600,000) convertible redeemable preferred shares outstanding consisting of 350,000 Series A, 1,000,000 Series B, 5,250,000 Series C, 4,000,000 Series D and 4,000,000 Series E preferred shares. The 4,000,000 Series E preferred shares were issued on August 31, 2004 as part of the MIGENIX SD acquisition (see "BUILDING THE PRODUCT PIPELINE"). The outstanding preferred shares represent US$14.6 million (October 31, 2004: US$14.6 million; April 30, 2004: US$10.6 million) in potential future milestone payments in the lipopeptide (US$675,000), polyene (US$675,000), oligonucleotide (US$5,250,000), celgosivir (US$4,000,000) and MIGENIX SD (US$4,000,000) programs.  These preferred shares are to be redeemed or converted from time to time upon the achievement of specified drug development and other milestones in the respective programs. During the next 12 months the Company estimates that 100,000 preferred shares (US$100,000) could become convertible or redeemable pursuant to these milestones which would result in a charge of US$100,000 to research and development expenses. Each series of preferred shares includes provision for the Company to redeem the entire series for US$1, in which event any development milestones achieved subsequent to such redemption would be payable in cash; and

  stock options outstanding for the purchase of 4,138,050 (October 31, 2004: 4,176,310; April 30, 2004: 3,895,475) common shares at an average exercise price per common share of $1.46 (October 31, 2004; $1.50; April 30, 2004: $1.57)

As at October 31, 2004 and December 14, 2004, there are:

  warrants outstanding for the purchase of 5,980,526 (April 30, 2004: 5,851,664) common shares as follows:

[i] 5,851,664 (April 30, 2004: 5,851,664) common shares at a weighted average exercise price per common share of $1.56 (range of $1.25 to $3.00), expiring between December 5, 2005 and December 3, 2007, of which warrants for the purchase of 1,970,414 common shares have an exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares; and

[ii] 128,862 (April 30, 2004: nil) common shares at a weighted average net exercise price per common share of US$13.53 (range of US$13.21 to US$17.75), expiring between June 21, 2006 and June 22, 2011. These warrants were assumed by the Company as part of the MIGENIX SD acquisition. If these warrants are exercised the warrant holders would be entitled to receive up to US$88,659 in milestone payments (milestones are the same as those for the Series E preferred shares - see "BUILDING THE PRODUCT PIPELINE"), payable at the Company's option, in cash and/or common shares

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

During Q2/05 and YTD Fiscal 2005, the Company incurred legal fees of $0.2 million and $0.4 million respectively ($0.1 million and $0.2 million, respectively for Q2/04 and YTD Fiscal 2004) inclusive of sales taxes, payable to a law firm where the Secretary of the Company is a partner. This amount is payable under normal trade terms.

RISKS AND UNCERTAINTIES

MIGENIX believes that its funds on hand at October 31, 2004, together with program prioritization and cost management efforts and expected interest income, should be sufficient for its operating and capital needs for approximately the next 18 months (before any cash receipts/funding from any new collaborative and licensing arrangements with third parties including those being sought for MX-594AN).  Our target annual burn rate for Fiscal 2005 is between $11 million and $13 million after taking into consideration the recent acquisition of MIGENIX SD. To meet this target burn rate MIGENIX may need to delay certain planned development work, may sell or out-license certain development programs, and/or reduce other expenditures. The Company's cash flows and funding needs may vary, depending upon a number of factors, including collaborative and licensing arrangements with third parties, the breadth and progress of the Company's research and development programs and future decisions in respect thereof, the costs associated with clinical studies and the regulatory process, the achievement or non-achievement of product development milestones, the in-licensing or acquisition of additional products and/or technologies for development, the possibility of unanticipated costs and expenses, technological and market developments and the costs of obtaining and enforcing patent claims. In the future, MIGENIX will need to raise additional funds in support of its operations.

Without a partner and/or additional funding, the development of MX-594AN will be further delayed (see "DEVELOPMENT PROGRAMS - MX-594AN: Treatment of Acne). Failure to partner could result in the sale or termination of the MX-594AN program. If the Company is not successful in out-licensing the MX-594AN program, terminates the program and/or determines that the carrying value of the program should be written down, this would not have a significant impact on operating results.

No product candidates being developed by MIGENIX have been approved to be marketed commercially. The Company's business entails significant risks, including the costs, time and uncertainties involved to obtain the required regulatory approvals to market new drugs, the uncertainties involved in preclinical and clinical testing to obtain the information required for regulatory approvals and for marketing of new drugs, the availability of capital and corporate alliances, managing and maintaining corporate collaborations, the degree of patent and other intellectual protection, intense competition and technological change. There can be no assurance that MIGENIX's research and development activities will result in any commercially viable products.

Forward-looking Statements

This Management's Discussion & Analysis of Financial Condition and Results of Operations ("MD&A") contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always, use the words "intends", "plans", "believes", "anticipates" or "expects" or similar words; that events "will", "may", "could" or "should" occur; and/or include statements concerning our strategies, goals, plans and expectations. Forward-looking statements in this MD&A include, but are not limited to: Cadence initiating a Phase III trial for MX-226 in the first half of calendar 2005; obtaining the MX-3253 Phase II trial results in the second quarter of calendar 2005; up to US$100,000 in milestones being achieved and payable in the next 12 months pursuant to the Company's preferred shares; and the Company's burn rate for Fiscal 2005 being between $11 million and $13 million; the Company's funds being sufficient for approximately the next 18 months. These forward-looking statements involve a number of significant risks and uncertainties that could cause actual results, achievements and/or other events to differ materially from those reflected in the forward-looking statements. These factors include, but are not limited to: the possibility that favourable relationships with licensees/collaborators cannot be established or, if established, will be abandoned by the licensees/collaborators before completion of product development; our early stage of development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if commenced and completed, will not establish the safety or efficacy of our products; risks relating to requirements for approvals by government agencies such as the FDA and/or Health Canada before products can be tested in clinical trials and ultimately marketed; the possibility that such government agency approvals will not be obtained in a timely manner or at all or will be conditioned in a manner that would impair our ability to advance development and/or market the product successfully; the possibility that we will not be able to raise adequate capital to fund our operations through the process of developing and testing a successful product or the risk that future financings will be completed with unfavourable terms; the fact that our technology is in the research stage and therefore the potential benefits for human therapy are unproven; the possibility that we will not successfully develop any products; the possibility that advances by competitors will cause our proposed products not to be viable, the risk that our patents could be invalidated or narrowed in scope by judicial actions or that our technology could infringe the patent or other intellectual property rights of third parties; the possibility that any products successfully developed by us will not achieve market acceptance; and other risks and uncertainties which may not be described herein. For further information concerning these and other risks and uncertainties in the MD&A, see the Company's Annual Information Form and Annual Report on Form 20-F.  These risks and uncertainties should be considered when evaluating forward-looking statements, and undue reliance should not be placed upon forward-looking statements.

The Company's actual results, performance or achievement could differ significantly from those expressed in, or implied by, forward-looking statements.  Accordingly, MIGENIX cannot assure that any of the events anticipated by our forward-looking statements will occur, or if they do, what impact they will have on our results of operations and financial condition.

Forward-looking statements are based on the beliefs, opinions and expectations of MIGENIX' management at the time they are made, and we do not assume any obligation to update our forward-looking statements if those beliefs, opinions, or expectations, or other circumstances, should change. Readers should not place undue reliance on forward looking statements.